EXHIBIT 23.2

Consent of Independent Accountants

The Board of Directors

First Republic Bank:

We consent to the incorporation by reference herein of our report dated February 7, 2003, with respect to the consolidated balance sheets of First Republic Bank and subsidiaries (the Bank) as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the Bank’s Annual Report on Form 10-K for this year ended December 31, 2002. Such Annual Report is included as Attachment A to the registration statement on Form S-11 (File No. 333-106141) filed by First Republic Preferred Capital Corporation that is incorporated by reference herein. Our report indicates that the Bank changed its method of accounting for goodwill and other intangible assets on January 1, 2002.

/s/ KPMG LLP

San Francisco, California

June 20, 2003